UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2003

Commission File Number: 00-115124

NCE PETROFUND

(Name of Registrant)

Barclay Centre

600 444 7Avenue SW

Calgary, Alberta

Canada T2P 0X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____                  Form 40-F __4_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______                  No __4_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                            NCE PETROFUND

Date: May 6, 2003                                                                                                    By:      ____________________________

                                                                                                                                            Vince P. Moyer, CA

                                                                                                                                            Senior Vice President, Finance and CFO

EXHIBIT

Exhibit	Description of Exhibit
1.	First Quarter Report dated May 26, 2003.